As filed with the Securities and Exchange Commission on September 28, 2004
Registration No. 333-118949

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Titan International, Inc.

(Exact name of Registrant as Specified in Its Charter)

Illinois	36-3228472
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Cheri T. Holley

Vice President and General Counsel
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies To:

Barbara A. Bowman
Bodman LLP
100 Renaissance Center
34th Floor
Detroit, MI 48243
(313) 259-7777

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

     This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

PROSPECTUS

$115,000,000

Titan International, Inc.

5 1/4% Senior Convertible Notes due 2009

The Notes

     We sold $115,000,000 aggregate principal amount of our 5 1/4% Senior Convertible Notes due 2009 in private transactions on July 26, 2004. Selling securityholders may use this prospectus to resell from time to time their notes and the 8,518,520 shares of common stock issuable upon conversion of the notes.

     We will pay interest on the notes on June 30 and December 31 of each year, beginning on December 31, 2004, at a rate of 5 1/4% per annum. The notes will mature on July 26, 2009.

     The notes are our general unsecured senior obligations, equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Convertibility of the Notes

     The notes are convertible, at the option of the holder, into shares of our common stock at any time on or before the maturity date. The notes are initially convertible at a conversion rate of 74.0741 shares per $1,000 principal amount of notes, subject to adjustment as described herein. Our common stock is traded on the New York Stock Exchange under the symbol “TWI.” On September 24, 2004, the last reported sale price for our common stock was $9.89 per share.

     We do not intend to list the notes on any securities exchange. Although the notes issued in the initial private placements are eligible for trading in the PORTAL market, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market.

     The notes and the shares of our common stock issuable upon their conversion have not been approved or recommended by any U.S. federal, state or foreign securities commission or regulatory authority. Furthermore, those authorities have not been requested to confirm the accuracy or determine the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

The date of this prospectus is                     , 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling securityholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling securityholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or incorporated by reference herein is accurate only as of the date on the front cover of this prospectus or the respective dates of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

      This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the offering and the notes, including the merits and risks involved.

      We are not making any representation to any purchaser of the notes regarding the legality of an investment in the notes by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

      Except as otherwise indicated and unless the context otherwise requires, throughout this prospectus the words “our company,” “we,” “us” and “our” refer to Titan International, Inc. and its subsidiaries and “Titan International” refers to Titan International, Inc., not including its subsidiaries.

SUMMARY

      You should read the following summary together with the more detailed information regarding our company, the notes and the common stock issuable upon their conversion, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere or incorporated by reference in this prospectus. This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you.

Our Business

      We are a leading manufacturer of wheels, tires and assemblies for off-highway vehicles used in the agricultural, earthmoving/ construction and consumer markets. Our earthmoving/ construction market includes products supplied to the U.S. military and other government entities, while the consumer market includes all terrain vehicle (ATV) and recreational/ utility trailer applications.

      The heritage of our flagship facility is traced to 1890 with the founding of a Quincy, Illinois, manufacturer dedicated to producing wheels for wagons and farm implements, later progressing into the manufacture of wheels for tractors and other implements. Titan International, which was incorporated in 1983, grew throughout the 1980s and 1990s as numerous failing companies were acquired and restructured into profitable operations. In January 1990, Titan International underwent a management-led leveraged buyout by investors, including current president and CEO, Maurice M. Taylor Jr. In 1993, we entered the off-highway tire business, presenting the opportunity to offer complete wheel and tire assemblies to customers. Also that year, we became a publicly traded company on NASDAQ, prior to moving to the New York Stock Exchange (NYSE) in 1994.

      Our manufacturing operations have been rationalized to efficiently meet market demand. Our engineering resources and assembly network are among the value-added services tailored to original equipment customers, including Deere & Company (“Deere”), CNH Global N.V. (“CNH”), AGCO Corporation (“AGCO”), Caterpillar Inc. (“Caterpillar”), Kubota Tractor Corporation (“Kubota”), Mahindra U.S.A., Inc., Valmont Industries, Inc. (“Valmont”), Gehl Company, Ingersoll-Rand Company Limited and the U.S. Government.

      The address of our principal executive offices is 2701 Spruce Street, Quincy, Illinois 62301, and our telephone number is (217) 228-6011.

Recent Developments

Titan Europe Sale

      On April 7, 2004, Titan Luxembourg S.a.r.l., a European subsidiary, sold 70% of the common stock of Titan Europe Plc, previously an indirect wholly-owned subsidiary of Titan International, to the public on the AIM market in London. This transaction was designed to facilitate growth opportunities for both us and Titan Europe. Proceeds from the sale allowed us to pay down debt, repurchase our common stock and solidify our financial position to enable our expansion in the North American market. We continue to be the largest single stockholder of Titan Europe, retaining a 30% interest, which will be accounted for as an equity investment. The net proceeds from the sale of our interest in Titan Europe were approximately $59 million, consisting of approximately $49.8 million in cash and an approximately $9.2 million note receivable from Titan Europe. We used approximately $26.4 million of the cash proceeds to repay borrowings outstanding under our former term loan. In addition, we used $15 million of the cash proceeds to purchase from Citicorp Venture Capital, Ltd. approximately 4.9 million shares of our common stock pursuant to a stock purchase agreement dated April 19, 2004. In connection with such purchase of our common stock, we recorded an accrued contingent liability of $5 million for our contingent obligations under the stock purchase agreement. We refer to the sale of our interest in Titan Europe and the repayment of $26.4 million under our former term loan and the purchase of approximately 4.9 million shares of our common stock from Citigroup Venture Capital with the proceeds from the sale of our interest in Titan Europe, collectively, as the “Transactions.”

Financing Transactions

      We sold $115,000,000 aggregate principal amount of our 5 1/4% Senior Convertible Notes due 2009 in private transactions on July 26, 2004. In conjunction with that offering, we secured a new three-year $100 million senior secured revolving credit facility (the “new revolving credit facility”). We used all of the net proceeds from the offering of our notes, together with borrowings under the new revolving credit facility, to repay all of the amounts outstanding under our former term loan and to redeem on August 26, 2004 all of the outstanding principal amount ($136.8 million) of our 8 3/4% senior subordinated notes.

The Offering

Issuer	Titan International, Inc.

Notes offered	$115,000,000 aggregate principal amount of 5 1/4% senior convertible notes due July 26, 2009.

Maturity	July 26, 2009.

Interest	5 1/4% per year on the principal amount, payable semi-annually on June 30 and December 31, beginning on December 31, 2004.

Ranking	The notes are our general unsecured senior obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

At June 30, 2004, after giving pro forma effect to the offering of our notes and the use of proceeds therefrom, and the borrowings under our new revolving credit facility and the use of proceeds therefrom, we would have had an aggregate of approximately $185.6 million of debt outstanding, including approximately $70.6 million of secured debt, and approximately $40.0 million of additional borrowing capacity under the new revolving credit facility. As of June 30, 2004, our subsidiaries had an aggregate of approximately $87.7 million of outstanding indebtedness and other liabilities.

Conversion rights	Holders may surrender notes for conversion at any time on or before the maturity date, for each $1,000 principal amount of notes surrendered for conversion you will receive 74.0741 shares of our common stock, subject to adjustment. We refer to this as the conversion rate.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any. Upon conversion, a holder will not receive any cash payment representing accrued interest, subject to certain exceptions. Instead, accrued interest will be deemed paid by the shares of common stock received by the holder on conversion.

Sinking fund	None.

Change in control	Upon specified change in control events relating to Titan International, each holder of the notes may require us to purchase all or a portion of their notes at a price equal to 100% of the principal amount of notes to be purchased plus accrued and unpaid interest, if any, to but excluding the date of purchase, plus, in certain circumstances, a make-whole premium. See “Description of Notes — Purchase at Option of Holders upon a Change in Control.”

Use of proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion.

DTC eligibility	The notes are issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. The global notes are deposited with the trustee, as a custodian for DTC, and are registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Global Notes; Book-Entry; Form.”

Trading	We do not intend to list the notes on any national securities exchange. Although the notes issued in the initial private placements are eligible for trading in the PORTAL market, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. There is currently no public market for the notes. Our common stock is traded on the New York Stock Exchange under the symbol “TWI.”

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

Ratio of Earnings to Fixed Charges

      The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years and for the six months ended June 30, 2004.

	Year Ended December 31,
							Six Months
							Ended
					2003		June 30, 2004

						Pro		Pro
	1999	2000	2001	2002	Actual	forma	Actual	forma

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a	2.49	3.33
Earnings deficiency	$23,378	$30,557	$52,324	$31,213	$33,147	$27,756	$—	$—

      For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

      The pro forma calculations above have been prepared to illustrate the impact of the financing transactions as described under the “Recent Developments” section. The pro forma calculations give effect to the financing transactions as if they had occurred at the beginning of the period.

      For the years ended December 31, 1999, 2000, 2001, 2002, and 2003, earnings were inadequate to cover fixed charges and the dollar amount of coverage deficiency is disclosed in the above table, in thousands.

RISK FACTORS

      We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financing, legal and other factors or conditions that may affect us. These risks and uncertainties include but are not limited to those referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the following risk factors. Prospective purchasers of the notes and the common stock issuable upon their conversion should carefully consider the factors set forth below, as well as the other information contained or incorporated by reference in this prospectus, in evaluating or making an investment in the notes or common stock. This prospectus contains certain forward-looking statements which involve risks and uncertainties. There can be no assurance that such forward-looking information will in fact transpire. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Risks Relating to Our Business

We operate in cyclical industries and, accordingly, our business is subject to changes in the economy.

      Our sales are substantially dependent on three major industries, the agricultural equipment industry, the earthmoving/construction equipment industry (including military) and the consumer products industry (including trailers and ATVs). The business activity levels in these industries are subject to specific industry and general economic cycles. Accordingly, any downturn in these industries or general economy could materially adversely affect our business.

      The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets and government policies. The earthmoving/construction industry is affected by the levels of government and private construction spending and replacement demand. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices and consumer attitudes. In addition, the performance of these industries varies with the overall level of economic activity.

Our substantial debt may limit our financial and operating flexibility.

      We have substantial debt in relation to stockholders’ equity. As of June 30, 2004, after giving pro forma effect to the offering of our notes and the use of proceeds therefrom, and the borrowings under our new revolving credit facility and the use of proceeds therefrom, we would have had an aggregate of approximately $185.6 million of debt outstanding and approximately $40.0 million of additional borrowing capacity under the new revolving credit facility. See “Capitalization.” We may incur additional indebtedness in the future, subject to limitations imposed by the new revolving credit facility.

      Our ability to make scheduled payments of principal of, and interest on, our debt and to satisfy our other debt obligations will depend on our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. In addition, there is no assurance that future borrowings or equity financing will be available for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as reducing or delaying capital expenditures or selling assets.

      The degree to which we are leveraged could have important consequences to holders of the notes, including, but not limited to, the following: (i) a substantial portion of our cash flow from operations will be required to be dedicated to debt service and will not be available to us for our operations; (ii) our ability to obtain additional financing in the future for acquisitions, capital expenditures, working capital or general corporate purposes could be limited; (iii) certain of our borrowings are and any of our new borrowings may be at variable rates of interest which could result in higher interest expense in the event of increases in interest rates; and (iv) we may be substantially more leveraged than certain of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

We have incurred, and may in the future incur, net losses.

      We have incurred significant net losses during the last three years. Reported net losses were $36.7 million, $35.9 million, and $34.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Our ability to achieve and sustain profitability in the future will depend on our sales levels and efficiencies. In the first half of 2004, we showed a profit resulting from higher efficiencies achieved through increased sales and manufacturing consolidations that have occurred during the past several years. However, if the increased demand seen during the first half of 2004 subsides, we may see deterioration in our operating results.

We are exposed to price fluctuations of our key commodities.

      We do not generally enter into long-term commodity contracts and do not use derivative commodity instruments to hedge our exposures to commodity market price fluctuations. Therefore, we are exposed to price fluctuations of our key commodities, which consist primarily of steel and rubber. In 2003 and the first half of 2004, the price of both steel and rubber increased substantially. Although we attempt to pass on certain material price increases to our customers, there is no assurance that we will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to our customers could have an adverse material effect on our results of operations.

We rely on a limited number of suppliers.

      We currently rely on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of our products. The loss of our key suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant adverse impact on our results of operations.

Our revenues are seasonal due to our dependence on agricultural, construction and recreational industries, which are seasonal.

      The agricultural, construction and recreational industries are seasonal, with typically lower sales during our second half of the year. This seasonality in demand has resulted in fluctuations in our revenues and operating results. Because much of our overhead expenses are fixed, seasonal trends can cause reductions in our quarterly profit margins and financial condition, especially during our slower periods.

Our business may be adversely affected by changes in government regulations and policies.

      Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction and consumer products industries in the United States and abroad. Regulations and policies relating to the agricultural industry include those encouraging farm acreage reduction in the United States and restricting deforestation techniques. Regulations and policies relating to the earthmoving/construction industry include those regarding the construction of roads, bridges and other items of infrastructure. The modification of existing laws, regulations or policies or the adoption of new laws, regulations or policies could have an adverse effect on any one or more of these industries and therefore on our business.

We are subject to new corporate governance requirements, and our costs related to compliance with, or our failure to comply with, existing and future requirements could adversely affect our business.

      We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight Board and the NYSE. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future. In particular, we will be required to include the management and auditor reports on internal control as part of our annual report for the year ended December 31, 2004 pursuant to Section 404 of the Sarbanes-

Oxley Act. We are in the process of evaluating and implementing our disclosure controls structure to provide reasonable assurance that our public disclosure would be accurate and complete and to help ensure that we will be able to comply with Section 404 of the Sarbanes-Oxley Act. However, due to the inherent limitations of control systems, we cannot assure you that we will be able to fully comply with these laws, rules and regulations. Our failure to comply with these laws, rules and regulations may materially adversely affect our reputation, financial condition and the value of our securities, including the notes.

      In addition, we expect that these laws, rules and regulations will increase our legal and financial compliance costs and make certain corporate governance activities more difficult, time-consuming and costly. We also expect that these new requirements will make it more difficult and expensive for us to obtain director and officer liability insurance.

Our customer base is relatively concentrated.

      Our ten largest customers, which are primarily original equipment manufacturers (“OEMs”), accounted for approximately 54% of our net sales for each of the years ended December 31, 2003 and 2002. Net sales to Deere represented 14% and 15% of our total net sales for the years ended December 31, 2003 and 2002, respectively. Net sales to CNH represented 12% of our total net sales for each of the years ended December 31, 2003 and 2002. No other customer accounted for more than 10% of our net sales in 2003 or 2002. As a result, our business could be adversely affected if one of our larger customers reduces its purchases from us due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing or other reasons. There is also continuing pressure from the OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as us. Although we have had long-term relationships with our major customers and expect that we will be able to continue these relationships, there can be no assurance that we will be able to maintain such relationships on terms favorable to us or at all. Any failure to maintain our relationship with a leading customer could have an adverse effect on our results of operations.

Our success depends on attracting and retaining key personnel and qualified employees.

      Our continued success and viability are dependent, to a certain extent, upon our ability to attract and retain qualified personnel in all areas of our businesses, especially management positions. In the event we are unable to attract and retain qualified personnel, our businesses may be adversely affected. Mr. Taylor, our President and Chief Executive Officer, has been instrumental in the development and implementation of our business strategy. We do not maintain key-person life insurance policies on any of our executive officers. We have outstanding agreements with certain of our executive employees selected by the board of directors, which provide that the individuals will not receive any benefits if they voluntarily leave the company. In the event of a termination of the individual’s employment within 60 days after a change of control (defined generally as an acquisition of 20% or more of our outstanding voting shares), the executive is entitled to receive for the remaining term of the agreement, which expires in 2005, their compensation, including bonus, retirement benefits, continuation of all life, accident, health, savings and other fringe benefits. In addition, all unvested options and certain benefits become vested. Messrs. Taylor and Hackamack and Ms. Holley are each a party to such an agreement, which are effective until January 30, 2005 with provisions for renewals. The loss or interruption of the continued full-time services of any of our executive officers, including Mr. Taylor, could have a material adverse effect on our business.

We face substantial competition from international and domestic companies.

      We compete with several international and domestic competitors, some of which are larger and have greater financial and marketing resources than us. We compete primarily on the basis of price, quality, customer service, design capability and delivery time. Our ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, certain of our OEM customers could, under certain circumstances, elect to manufacture certain of our products to meet their own requirements or to otherwise compete with us. There can be no assurance that our businesses will not be adversely affected by increased competition in the markets in which we operate or that our competitors will not develop products that are more effective or less expensive than our products or which could render certain of our products less competitive. From time to time certain of our competitors have reduced their prices in particular product categories, which has caused us to reduce our prices. There can be no assurance that in the future our competitors will not further reduce prices or that any such reductions would not have a material adverse effect on our business.

Our business could be negatively impacted if we fail to maintain satisfactory labor relations.

      Approximately 29% of our employees in the United States are covered by two collective bargaining agreements. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be affected as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In 1998, the employees in our Des Moines, Iowa and Natchez, Mississippi facilities went on strike for 40 and 39 months, respectively. Although we have entered into new labor agreements with these employees through December 2006, we cannot assure you that there will not be any other labor disruptions or strikes at our other facilities that adversely affect our business.

We are subject to risks associated with non-compliance with environmental regulations.

      Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. Our operations entail risks in these areas, and there can be no assurance that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

Unfavorable outcomes of legal proceedings could adversely affect our financial condition and results of operations.

      We are a party to routine legal proceedings arising out of the normal course of business. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss, we believe at this time that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations. However, due to the uncertainties involved in litigation, we cannot anticipate or predict material adverse effects on our financial condition, cash flows or results of operations as a result of efforts to comply with, or our liabilities pertaining to, legal judgments.

We may be subject to claims for damages for defective products, which could adversely affect our results of operations.

      We warrant our products to be free of certain defects and accordingly may be subject in the ordinary course of business to product liability or product warranty claims. Losses may result or be alleged to result from defects in our products, which could subject us to claims for damages, including consequential damages. We cannot assure you that any insurance we maintain will be adequate for liabilities actually incurred or that adequate insurance will be available on terms acceptable to us. Any claims relating to defective products that result in liability exceeding our insurance coverage could have an adverse effect on our financial condition and results of operations. Further, claims of defects could result in negative publicity against us, which could adversely affect our business.

Risks Relating to the Notes and Our Common Stock Issuable Upon their Conversion

Our stock price may fluctuate significantly.

      The market price of our common stock has been subject to volatility and, in the future, may fluctuate substantially due to a variety of factors, including, among others:

•	quarterly fluctuations in our operating results and earnings per share;

•	changes in our business, operations or prospects;

•	market and economic conditions;

•	developments in our relationships with our customers;

•	outcome of our legal proceedings; and

•	sales of common stock by us or our shareholders, or the perception that such sales may occur.

      In addition, the stock market has experienced significant price fluctuations in recent years. Many companies experienced material fluctuations in their stock price that were not proportionate to their operating performance. Broad market fluctuations, general economic conditions and specific conditions in the industries in which we operate may adversely affect the market price of our common stock.

The trading prices of the notes could be significantly affected by the market price of our common stock.

      We expect that the trading prices of the notes will be significantly affected by the market price of our common stock, which may be affected by a variety of factors as set forth in the immediately preceding risk factor. This relationship may result in greater volatility in the trading prices of the notes than would be expected for non-convertible debt securities we may issue.

Our ability to fulfill our obligations under the notes is dependent upon our future financial and operating performance.

      Our ability to make interest and principal payments on the notes when due and to satisfy our other debt obligations depends in part upon our future financial performance and upon our ability to renew or refinance our debt obligations or to raise additional equity capital. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. While we believe that cash flow from our operations will provide an adequate source of liquidity, a significant drop in our operating cash flow resulting from adverse economic conditions, competition and other uncertainties beyond our control would increase our need for alternative sources of liquidity.

      If we are unable to generate sufficient cash flow to meet our debt services obligations, we will have to pursue one or more alternatives, such as:

•	reducing our operating expenses;

•	reducing or delaying capital expenditures:

•	selling assets; or

•	raising additional equity capital.

      We cannot assure you that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would provide sufficient funds to retire the notes and our other debt obligations.

The notes are effectively subordinated to our secured debt and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

      The notes rank equal in right of payment to all of our other unsecured senior indebtedness and are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt. As of June 30, 2004, after giving pro forma effect to our offering of notes and the use of proceeds therefrom, and the borrowings under the new revolving credit facility and the use of proceeds therefrom, we would have had an aggregate of approximately $185.6 million of debt outstanding, including approximately $70.6 million of secured debt, and approximately $40.0 million of additional borrowing capacity under the new revolving credit facility. The indenture under which the notes are issued does not limit the amount of additional senior indebtedness or secured debt we are permitted to incur in the future.

      The notes are also structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. As of June 30, 2004, our subsidiaries had an aggregate of approximately $87.7 million of outstanding indebtedness and other liabilities. The indenture under which the notes are issued does not limit the amount of additional indebtedness our subsidiaries are permitted to incur in the future.

Our holding company structure may adversely affect our ability to service debt, including the notes.

      A substantial portion of our consolidated assets is held by our subsidiaries and nearly all of our revenues are generated at the subsidiary level. Accordingly, our ability to service debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, although there currently are no restrictions on the ability of our subsidiaries to make dividend payments or loans or advances to us, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, including restrictions under any future credit facility, and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries to service our debt, including the notes.

We may not have the ability to raise the funds necessary to purchase the notes for cash upon the occurrence of a change in control.

      Upon specified change in control events relating to Titan International, each holder of the notes may require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such notes to but excluding the date of purchase, plus in certain circumstances, a make-whole premium. We cannot assure you that we would have sufficient financial resources to purchase the notes for cash or satisfy our other debt obligations if we are required to purchase the notes at the option of the holders of such notes or upon the occurrence of a change in control. In addition, events involving a change in control may result in an event of default under our new revolving credit facility or other debt we may incur in the future. There can be no assurance what effect a change in control would have on our ability to pay interest, principal and premium, if any, on the notes when due.

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions.

      The indenture governing the notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except as described under “Description of Notes — Purchase at Option of Holders upon a Change of Control.” Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

There is no public trading market for the notes.

      The notes are not listed on any national securities exchange or included in any automated dealer quotation system, nor do we intend to list them on any. While the initial purchasers in connection with the private placement advised us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that any active or liquid market will exist or develop for the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Future public sales of our common stock could adversely affect our stock price.

      Future sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline. Resales of our common stock pursuant to this prospectus, or the perception that resales could occur, could cause the market price of our common stock to decrease significantly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including in particular statements about our plans, objectives, expectations and prospects under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek” and similar expressions. Although we believe that the plans, objectives, expectations and prospects reflected in or suggested by our forward-looking statements are reasonable, those statements involve uncertainties and risks, and we can give no assurance that our plans, objectives, expectations and prospects will be achieved. Important factors that could cause our actual results to differ materially from the results anticipated by the forward-looking statements are contained herein under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus, including the documents incorporated by reference. Any or all of these factors could cause our actual results for future periods to differ materially from those expressed or referred to in any forward-looking statement. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our common stock is listed on the NYSE under the symbol “TWI.” On September 24, 2004, the last reported sale price of our common stock on the NYSE was $9.89 per share. The following table sets forth the high and low sales prices per share of our common stock as reported on the NYSE, as well as information concerning per share dividends declared for the periods indicated.

			Dividends
	High	Low	Declared

2002
First quarter	$5.64	$4.07	$0.005
Second quarter	5.50	4.00	0.005
Third quarter	5.45	2.55	0.005
Fourth quarter	2.96	1.18	0.005
2003
First quarter(a)	$1.42	$0.60	$0.005
Second quarter	1.44	0.62	0.005
Third quarter(b)	2.92	1.01	0.005
Fourth quarter	3.48	1.32	0.005
2004
First quarter	$6.39	$3.04	$0.005
Second quarter	10.80	5.23	0.005
Third quarter (through September 24, 2004)	12.30	9.15	—

(a)	We were notified by the NYSE that our common stock had fallen below the NYSE’s continued listing criteria relating to the $1 minimum share price and entered a six month cure period.

(b)	The NYSE confirmed that we successfully met the $1 minimum share price requirement and returned to good standing with the NYSE.

UNAUDITED PRO FORMA FINANCIAL DATA

      The following unaudited pro forma consolidated condensed statements of operations for the six months ended June 30, 2003 and 2004 of Titan International, Inc. give pro forma effect to the following transactions (collectively, the “Transactions”):

•	the sale of 70% of the common stock of Titan Europe Plc, previously an indirect wholly-owned subsidiary of Titan International, to the public on the AIM market in London; and

•	the repayment of $26.4 million under our term loan and the purchase of approximately 4.9 million shares of our common stock from Citigroup Venture Capital, Ltd. with the proceeds from the sale of our interest in Titan Europe Plc.

      The sale of 70% of the common stock of Titan Europe Plc is not presented as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 due to our continuing involvement with Titan Europe Plc. We are accounting for our 30% ownership interest in Titan Europe Plc as an equity investment. The Titan Europe sale transaction occurred on April 7, 2004. The pro forma consolidated condensed statements of operations for the six months ended June 30, 2003 and 2004 are presented as if the Transactions had occurred on January 1, 2003.

      The pro forma financial data presented is based on the assumptions and adjustments described in the accompanying notes, which we believe are reasonable. In the opinion of management, the pro forma financial data include all material adjustments necessary to reflect, on a pro forma basis, the impact of the Transactions on our historical financial information.

      The pro forma consolidated condensed financial data should be read in conjunction with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and our Current Reports on Form 8-K filed on April 21, 2004 and April 22, 2004, incorporated by reference in this prospectus.

      The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the Transactions actually occurred on the dates assumed nor is it necessarily indicative of our future results of operations or financial position.

Pro Forma Consolidated Condensed Statement of Operations

For the Six Months Ended June 30, 2004

	Historical	Disposed		Pro forma		Pro forma
	Titan	Businesses	Subtotal	Adjustments		Titan

	(In thousands, except per share data)
Net sales	$288,164	$49,446	$238,718	$—		$238,718
Cost of sales	239,555	41,174	198,381	—		198,381

Gross profit	48,609	8,272	40,337	—		40,337
Selling, general & administrative expenses	19,972	4,459	15,513	—		15,513
Research and development expenses	1,207	405	802	—		802
Goodwill impairment on Titan Europe Plc	2,988	2,988	—	—		—

Income from operations	24,442	420	24,022	—		24,022
Interest expense	(9,765)	(468)	(9,297)	370	(a)	(8,927)
Equity investment income	788	—	788	—		788
Other income	134	(57)	191	—		191

Income before income taxes	15,599	(105)	15,704	370		16,074
Provision for income taxes	4,680	1,391	3,289	—	(b)	3,289

Net income	$10,919	$(1,496)	$12,415	$370		$12,785

Income per share — Basic	$.57					$.78
Income per share — Diluted	$.57					$.78
Average shares outstanding — Basic	19,288			(2,985	)(c)	16,303
Average shares outstanding — Diluted	19,317			(2,985	)(c)	16,332

(a)	To record the reduction of $0.4 million in interest expense associated with the payment of approximately $26.4 million to reduce our debt at an average interest rate of 5.61%.

(b)	An income tax benefit has not been recognized as we have a valuation allowance recorded against our net deferred tax assets and, accordingly, will not recognize any further income tax benefits at this time.

(c)	To reflect the purchase of approximately 4.9 million shares of our common stock from Citigroup Venture Capital, Ltd. on April 20, 2004.

Pro Forma Consolidated Condensed Statement of Operations

For the Six Months Ended June 30, 2003

	Historical	Disposed		Pro forma		Pro forma
	Titan	Businesses	Subtotal	Adjustments		Titan

	(In thousands, except per share data)
Net sales	$259,985	$72,677	$187,308	$—		$187,308
Cost of sales	243,519	62,131	181,388	—		181,388

Gross profit	16,466	10,546	5,920	—		5,920
Selling, general & administrative expenses	22,357	6,958	15,399	—		15,399
Research and development expenses	1,384	535	849	—		849

(Loss) income from operations	(7,275)	3,053	(10,328)	—		(10,328)
Interest expense	(10,013)	(639)	(9,374)	757	(a)	(8,617)
Other income	2,483	117	2,366	—		2,366

(Loss) income before income taxes	(14,805)	2,531	(17,336)	757		(16,579)
Provision for income taxes	(740)	1,126	(1,866)	—	(b)	(1,866)

Net (loss) income	$(14,065)	$1,405	$(15,470)	$757		$(14,713)

Loss per share — Basic and diluted	$(.67)					$(.92)
Average shares outstanding	20,852			(4,894	)(c)	15,957

(a)	To record the reduction of $0.8 million in interest expense associated with the payment of approximately $26.4 million to reduce our debt at an average interest rate of 5.72%.

(b)	An income tax benefit has not been recognized as we have a valuation allowance recorded against our net deferred tax assets and, accordingly, will not recognize any further income tax benefits at this time.

(c)	To reflect the purchase of approximately 4.9 million shares of our common stock from Citigroup Venture Capital, Ltd. on April 20, 2004.

DESCRIPTION OF CREDIT FACILITY

      On July 23, 2004, we entered into a new $100 million three-year senior secured revolving credit facility (the “new revolving credit facility”) with LaSalle Bank National Association and General Electric Capital Corporation, as agents.

      We drew down approximately $60.0 million under the new revolving credit facility and with such funds, together with the net proceeds from our offering of the notes, we repaid all of the amounts outstanding under our former term loan and redeemed on August 26, 2004 all of the outstanding principal amount of our 8 3/4% senior subordinated notes.

      The new revolving credit facility provides for aggregate borrowings by us of up to $100 million, including a letters of credit sub-limit. The new revolving credit facility has a three year term. Our borrowings under the new revolving credit facility will bear interest at a floating rate, which can be at our option either at a prime rate plus 1.5% or at LIBOR plus 3%. Under the new revolving credit facility, we are also be required to pay certain commitment fees and letter of credit fees.

      The new revolving credit facility is secured by a first priority security interest in substantially all of our and our material domestic subsidiaries’ assets. In addition, the new revolving credit facility is guaranteed by certain of our wholly-owned domestic subsidiaries and by certain holding companies formed to hold our equity securities.

      The new revolving credit facility requires us to meet certain financial covenants and undertake certain obligations, including a minimum fixed charge coverage ratio (when borrowings exceed $75.0 million under the facility) and certain payment obligations. In addition, the new revolving credit facility contains certain covenants, which, among other things, limit the incurrence of indebtedness, liens, guarantees, investments, dividends, asset sales, mergers and acquisitions, transactions with affiliates and other customary affirmative and negative covenants.

DESCRIPTION OF NOTES

      The notes were issued under an indenture dated as of July 26, 2004 between us and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes.

      The indenture has been filed as an exhibit to our quarterly report on Form 10-Q for the period ended June 30, 2004 and is incorporated by reference in this prospectus. The registration rights agreement has been filed as an exhibit to the shelf registration statement of which this prospectus is a part. A copy of the indenture and the registration rights agreement is also available from us upon request. See “Where You Can Find More Information and Incorporation by Reference.”

      Terms not defined in this description have the meanings given to them in the indenture. In this section, the words “we,” “us,” “our,” or “Titan International” mean Titan International, Inc., but do not include any of our current or future subsidiaries.

General

      The notes are general unsecured senior obligations of Titan International and rank equal in right of payment to all other unsecured indebtedness of Titan International. The notes are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt and are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

      As of June 30, 2004, after giving pro forma effect to our offering of notes and the use of proceeds therefrom, and the borrowings under the new revolving credit facility and the use of proceeds therefrom, we would have had an aggregate of approximately $185.6 million of debt outstanding, including approximately $70.6 million of secured debt, and approximately $40.0 million of additional borrowing capacity under the new revolving credit facility. The indenture permits us to incur additional senior indebtedness, including secured debt. As of June 30, 2004, our subsidiaries had an aggregate of approximately $87.7 million of outstanding indebtedness and other liabilities.

      The notes are convertible into shares of our common stock as described under “— Conversion Rights” below. The notes are limited to $115,000,000 aggregate principal amount, and will mature on July 26, 2009, unless earlier purchased or converted. The notes are issued in denominations of $1,000 and multiples of $1,000.

      The notes bear interest at the rate of 5 1/4% per year from July 26, 2004, the date of issuance of the original notes. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2004, to holders of record at the close of business on the preceding June 15 and December 15, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion or purchase by us at the option of the holder upon a change in control, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

      Principal is payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency, which will initially be the office or agency of the trustee in New York, New York.

      The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Titan International, except to the extent described under “— Purchase at Option of Holders upon a Change in Control” below.

Conversion Rights

      A holder may convert a note, in integral multiples of $1,000 principal amount, into 74.0741 shares of common stock per $1,000 principal amount of notes (the “conversion rate”) at any time before the close of business on July 26, 2009. Except as described below, no cash payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. In addition, a holder may be entitled to receive a make-whole premium as described under “— Purchase at Option of Holders upon a Change in Control.”

      If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the closing sale price per share of our common stock on the last trading day before the date of conversion.

      The “sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the New York Stock Exchange or such other principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

      The “trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation system or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

      A holder may exercise the right of conversion by delivering the note to be converted to the specified office of the conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the third preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of our common stock in a name other than the holder of the note. Certificates representing shares of our common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If a note is to be converted in part only, a new note or notes equal in principal amount to the unconverted portion of the note surrendered for conversion will be issued.

      The initial conversion rate will be adjusted for certain future events, including:

1. the issuance of our common stock as a dividend or distribution on our common stock to all holders of our common stock;

2. certain subdivisions and combinations of our common stock;

3. the issuance to all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock (other than pursuant to a shareholders rights plan) or securities convertible into shares of our common stock, at a price per share or having a conversion price per share less than the then current market price per share of our common stock;

4. the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than our common stock) or evidences of our indebtedness or our assets, including securities, but excluding: (A) those rights and warrants referred to in clause (3) above, (B) dividends and distributions in connection with a reclassification or change of our common stock, merger, consolidation, statutory share exchange, combination, sale or conveyance as described in the fourth succeeding paragraph below and (C) dividends or distributions paid exclusively in cash referred to in clause (5) below;

5. dividends or other distributions consisting exclusively of cash to all holders of our common stock, excluding: (A) any cash that is distributed as part of a distribution referred to in clause (4) above and (B) any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any quarter does not exceed $0.005 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment on the same basis as the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this clause (5); and

6. the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

      Subject to the immediately succeeding sentence, no adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made (a) will be carried forward and taken into account in any subsequent adjustment and (b) will be made five business days prior to the maturity of the notes (whether at stated maturity or otherwise) unless such adjustment has already been made prior to the adjustment contemplated by this clause (b). We will not make any adjustment if holders of notes are permitted to participate in the transactions described above.

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

      Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

      In the case of:

•	any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

•	a consolidation, merger or combination involving Titan International;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange;

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange.

      In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of our common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

      We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

      If a taxable distribution to holders of our common stock or other transaction occurs that results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See “Certain United States Federal Income Tax Considerations.”

Sinking Fund

      There is no sinking fund for the notes.

Purchase at Option of Holders upon a Change in Control

      If a change in control occurs as set forth below, each holder of notes will have the right to require us to purchase for cash all of such holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is not later than 30 business days after the date we give notice of the change in control, at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, plus a make-whole premium under the circumstances described below. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.

      If a change in control occurs pursuant to the first or second bullet point of the definition thereof set forth below, we will pay a make-whole premium to the holders of the notes in addition to the purchase price of the notes on the change in control purchase date. The make-whole premium will also be paid on the change in control purchase date to holders of the notes who convert their notes into common stock on or after the date on which we have given a notice to all holders of notes of the occurrence of the change in control and on or before the change in control purchase date.

      The make-whole premium will be determined by reference to the table below and is based on the date on which the change in control becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the change in control. If holders of our common stock receive only cash in the transaction, the stock price shall be the cash amount paid per share of our common stock. Otherwise, the stock price shall be equal to the average closing sale price per share of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date.

      The following table shows what the make-whole premiums would be for each hypothetical stock price and effective date set forth below, expressed as a percentage of the principal amount of the notes.

Make-Whole Premium Upon a Change in Control (% of Face Value)

	Effective Date
Stock Price on
Effective Date	July 26, 2004	July 26, 2005	July 26, 2006	July 26, 2007	July 26, 2008	July 26, 2009

$9.87	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$13.00	25.8%	23.8%	21.2%	17.7%	12.4%	0.0%
$16.00	26.4%	23.8%	20.5%	16.1%	9.9%	0.0%
$19.00	24.2%	21.4%	17.7%	13.0%	6.9%	0.0%
$22.00	22.7%	19.6%	15.9%	11.2%	5.6%	0.0%
$25.00	21.4%	18.4%	14.6%	10.2%	5.0%	0.0%
$28.00	20.4%	17.4%	13.8%	9.5%	4.7%	0.0%
$40.00	17.6%	14.9%	11.9%	8.3%	4.4%	0.0%
$50.00	15.5%	13.3%	10.7%	7.7%	4.2%	0.0%
$60.00	13.5%	11.6%	9.6%	7.1%	4.1%	0.0%
$70.00	11.5%	9.9%	8.5%	6.6%	3.9%	0.0%

      The make-whole premiums set forth above are based upon an interest rate of 5 1/4%, a closing sale price per share of our common stock of $9.87 on July 19, 2004 and a conversion rate that results in a conversion price of $13.50, which is 36.78% higher than the closing sale price per share of our common stock on July 19, 2004.

      The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $70.00 per share (subject to adjustment as described below), no make-whole premium will be paid.

•	if the stock price on the effective date is less than $9.87 per share (subject to adjustment as described below), no make-whole premium will be paid.

      The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

      We will pay, at our option, the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control.

      If we decide to pay the make-whole premium in shares of our common stock, the value of our common stock to be delivered in respect of the make-whole premium shall be deemed to be equal to the average closing sale price per share of our common stock over the ten trading-day period ending on the trading day immediately preceding the change in control purchase date. We may pay the make-whole premium in shares of our common stock only if the information necessary to calculate the closing sale price per share of our common stock is published in a daily newspaper of national circulation or by other appropriate means.

      In addition, our right to pay the make-whole premium in shares of our common stock is subject to our satisfying various conditions, including:

•	listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq National Market;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the change in control purchase date, we will pay the make-whole premium in cash. We many not change the form of consideration to be paid with respect to the make-whole premium once we have given the notice that we are required to give to holders of record of notes, except as described in the immediately preceding sentence.

      If we decide to pay the make-whole premium in the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control, the value of the consideration to be delivered in respect of the make-whole premium will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the ten trading-day period ending on the trading day immediately preceding the change in control purchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

•	100% of any cash.

      Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, (1) the occurrence of change in control and of their resulting purchase right and (2) whether we will pay the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control. We must also deliver a copy of our notice to the trustee.

      In order to exercise the purchase right upon a change in control, a holder must deliver prior to the change in control purchase date a change in control purchase notice stating among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

      If the notes are not in certificated form, a holder’s change in control purchase notice must comply with appropriate DTC procedures.

      A holder may withdraw any change in control purchase notice upon a change in control by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the change in control purchase notice.

      In connection with any purchase offer in the event of a change in control, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

      Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such change in control purchase notice. Payment of the change in control purchase price for the note will be made promptly following the later of the change in control purchase date or the time of delivery of the note.

      If the paying agent holds money or securities sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a “change in control” of Titan International will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger by Titan International described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(a)	any transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (ii) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

(b)	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(c)	all of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change in control consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock; or

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

      Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

      Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

      We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is two years from the latest issuance of the notes may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in (a), will be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

      No notes may be purchased by us at the option of holders upon the occurrence of a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default

      Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal of any of the notes at maturity, upon exercise of a purchase right or otherwise;

•	our failure to pay an installment of interest, or additional interest, if any, on any of the notes, that continues for 30 days after the date when due;

•	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and such failure continues for 10 days after written notice of default is given to us by the trustee or to us and the trustee by the holder of such note;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, will have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $10 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $10 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;

•	certain events of our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries; and

•	our filing of, or any of our significant subsidiaries’ filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code.

      For these purposes, “significant subsidiary” will have the meaning set forth in Rule 1-02(w) of Regulation S-X.

      The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

      If an event of default specified in the sixth or seventh bullet above occurs and is continuing, then automatically the principal of all the notes and the interest thereon will become immediately due and payable. If an event of default occurs and is continuing, other than with respect to the sixth or seventh bullet above, the default not having been cured or waived as provided under “— Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

      We may, without the consent of the holders of notes, consolidate with, merge into or sell, lease or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions, provided that:

•	we are the resulting or surviving corporation or the successor person, if other than us, is a corporation, limited liability company, partnership or trust that (a) is organized and existing under the laws of the United States or any State of the United States and (b) assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, has happened and is continuing; and

•	an officers’ certificate stating that the consolidation, merger or transfer complies with the provisions of the indenture is delivered to the trustee.

Modifications and Waiver

      Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements regarding merger or transfer of assets; or

•	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986.

      Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note, or any payment of additional interest;

•	reduce the principal amount of, or interest on, or the amount of additional interest on, any note;

•	change the currency of payment of principal of or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, materially adversely affect the purchase option of holders or the conversion rights of holders of the notes; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

      We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity. However, we will remain obligated to issue shares of our common stock upon conversion of the notes until such maturity as described under “— Conversion Rights.”

Global Notes; Book-Entry; Form

      The notes have been issued in the form of one or more global securities. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      Pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of and interest (and any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of or interest (or additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants.

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Information Concerning the Trustee and Transfer Agent

      U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Registration Rights

      We entered into a registration rights agreement with the initial purchasers of the notes. If you sell the notes or shares of common stock issued upon conversion of the notes under the shelf registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including certain indemnification provisions. We will pay all expenses of the shelf registration statement, provide to each registered holder and the trustee copies of such prospectus, notify each registered holder and the trustee when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the following, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes. We filed with the SEC a shelf registration statement covering resales by certain holders of our notes and the shares of our common stock issuable upon conversion of the notes. This prospectus is part of the shelf registration statement. In the registration rights agreement, we agreed to use our reasonable best efforts to:

•	cause such registration statement to become effective as promptly as is practicable, but in no event later than January 22, 2005, and

•	keep the registration statement effective until the earlier of (a) the sale pursuant to the shelf registration statement or public sale pursuant to Rule 144 under the Securities Act (or any successor thereto) of all of the notes and all of the shares of our common stock issuable upon conversion of the notes, (b) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise, (c) the second anniversary of the latest issuance of the notes and (d) the date on which all of the notes and shares of our common stock issuable upon conversion of the notes cease to be outstanding.

      We will be permitted to suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period (a) not to exceed 60 days in any three-month period and (b) not to exceed an aggregate of 120 days in any 12-month period.

      If (a) by January 22, 2005, the shelf registration statement is not declared effective, or (b) the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph, each, a “registration default,” additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such additional interest begins to accrue, and will accrue at an additional rate per year equal to:

•	0.25% of the principal amount to and including the 90th day following such registration default; and

•	0.5% of the principal amount from and after the 91st day following such registration default.

      In no event will additional interest accrue at a rate per year exceeding 0.5%. We will have no other liabilities for monetary damages with respect to our registration obligations. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive additional interest in the event of a registration default.

      THIS SUMMARY OF CERTAIN PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT IS SUBJECT TO, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, ALL THE PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT, A COPY OF WHICH HAS BEEN FILED WITH THE SEC AS AN EXHIBIT TO THE SHELF REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART. SEE “WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE.”

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 60 million shares of common stock, no par value per share, and 4 million shares of preferred stock, no par value per share. As of September 24, 2004, 16,326,426 shares of our common stock were outstanding and 11,228,655 shares were held in the treasury of the Company. No shares of our preferred stock are issued and outstanding. The following description of our capital stock and certain provisions of our articles of incorporation is a summary. The description below is qualified in its entirety by the provisions of our articles of incorporation, which have been filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

Common Stock

      The issued and outstanding shares of our common stock are validly issued, fully paid, and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if our board of directors decides to declare any dividends. Our common stock is neither redeemable nor convertible. Upon liquidation, dissolution, or winding up of Titan, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our articles of incorporation do not allow for cumulative voting in the election of directors.

Preferred Stock

      Our articles of incorporation authorize the issuance of four million shares of preferred stock, no par value per share. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.

Options

      As of December 31, 2003, an amount of 948,650 shares of our common stock will be issuable upon exercise of options that are outstanding under our 1993 Stock Incentive Plan (the “93 Plan”) and under the Director Plan. An additional 522,818 shares are reserved for issuance under the 93 Plan, and there are 4,000 shares reserved for issuance under the Director Plan.

Special Meetings of Stockholders

      Our by-laws provide that special meetings of our stockholders may be called only by our chairman of the board, our president, our board of directors or by the holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is being called or the purpose or purposes stated in the meeting notice.

Authorized But Unissued Shares

      The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is LaSalle Bank N.A.

Listing

      Our shares of common stock are listed on the NYSE under the symbol “TWI.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain United States federal income tax consequences of an investment in the notes by a holder. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect or different interpretations. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes, or common stock received pursuant to a conversion of notes, held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, non-United States persons, and tax-exempt organizations

(including private foundations)) or to persons that will hold notes, or common stock received pursuant to a conversion of notes, as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. This summary assumes that investors will hold their notes and common stock received pursuant to a conversion of notes as “capital assets” (generally, property held for investment) under the Code. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in the notes. All statements describing U.S. federal income tax laws contained in this summary, unless otherwise noted, constitute the opinion of our counsel, Bodman LLP, as of September 13, 2004.

      As used herein, a “holder” is a beneficial owner of notes that is, for U.S. federal income tax purposes:

(a) a citizen or resident alien individual of the United States;

(b) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

(c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership or other entity taxable as a partnership holds notes (or common stock upon conversion), the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding notes or common stock should consult their tax advisors.

Interest

      Payments of interest on the notes, including any accrued and unpaid interest deemed to have been paid in our common stock upon conversion, made to a holder will be subject to tax as ordinary income when received or accrued in accordance with such holder’s regular method of tax accounting for United States federal income tax purposes.

Notes Purchased at a Premium

      A holder that purchases a note for a price in excess of its principal amount may have bond premium. A holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under such holder’s regular accounting method. If a holder does not make this election, the holder must include the full amount of each interest payment in income as described in “Interest” above. However, the amount of premium will be included in the holder’s tax basis in the note, and will therefore decrease the gain or increase the loss such holder would otherwise recognize on disposition of the note.

Notes Purchased at a Discount

      A holder that purchases a note for an amount that is less than its principal amount will generally have market discount with respect to the note in the amount of the difference (unless the market difference is less than a de minimis amount). Such holder is required to treat any principal payments on, or any gain realized on the disposition or retirement of such note, as ordinary interest income to the extent of the market discount that accrued while such holder held the note less any amounts which the holder has previously included in income. If a holder disposes of a note with market discount in a nontaxable transaction (other than a conversion of notes for our common stock), such holder generally must include the accrued market discount in ordinary income as if such holder had disposed of such note in a taxable transaction at the note’s fair market value. Upon conversion with our common stock, a ratable portion of such market discount that has not been previously included in the holder’s income will be allocable to each share of our common stock received in the conversion. The amount of market discount allocable to such common stock may be taxable as ordinary interest income upon a sale or other disposition of such common stock.

Conversion of Notes

      You generally will not recognize any gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share and common stock received that is attributable to accrued but unpaid interest not previously included in your gross income. Your aggregate tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any tax basis allocable to a fractional share interest for which you received cash), and the holding period for such common stock received on conversion will generally include the holding period of the note converted. Your adjusted tax basis in a note generally will equal the cost of the note to you.

      Cash received in lieu of a fractional share of common stock should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Therefore, you will recognize capital gain or loss for United States federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your adjusted tax basis in such fractional share. This capital gain or loss will be taxable as described under “— Sale, Exchange or Common Stock Received upon Conversion of Notes” below.

      Common stock received upon a conversion that is attributable to accrued but unpaid interest not previously included in gross income will be subject to tax as ordinary income. In addition, your tax basis in common stock received upon a conversion that is attributable to accrued and unpaid interest should be equal to the amount of such accrued and unpaid interest and the holding period for common stock attributable to accrued and unpaid interest may begin no earlier than the date the interest accrued and may begin as late as on the day following the date of conversion.

      Notwithstanding the foregoing, if you convert a note in connection with a change in control, the tax consequences of the make-whole premium that you may be entitled to receive are unclear. In such an instance, you could be required to recognize income or gain on the receipt of the make-whole premium regardless of whether we pay the make-whole premium in cash or common stock or other property.

Sale, Exchange or Common Stock Received upon Conversion of Notes

      Upon the sale, exchange of a note (other than a conversion), or of common stock received upon conversion of a note, you generally will recognize capital gain or loss (except as set forth under the market discount rules above) equal to the difference between (a) the amount of cash proceeds and the fair market value of any property received on such sale, exchange or receipt (except to the extent such amount is attributable to accrued interest not previously included in income, which will be subject to tax as ordinary income) and (b) your adjusted tax basis in the note or common stock disposed of. The holder’s tax basis in a note will generally be the amount the holder paid for the note (increased by any previously included market discount and reduced by any previously deducted bond premium). Subject to the market discount rules set forth above, such gain or loss will be long-term if you have held the note and common stock received upon conversion of a note, for more than one year at the time of sale, exchange or receipt. Generally, long-term capital gain for certain non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation. The amount deductible in respect of a capital loss is subject to limitations.

      Notwithstanding the foregoing, upon a purchase of the notes by us at your option upon a change in control, if we elect to pay the make-whole premium in common stock, the tax consequences to you of the receipt of common stock are unclear. We intend to treat the payment of the make-whole premium in common stock as additional consideration taxable to you upon a purchase of the notes by us at your option upon a change in control. Under this treatment, you would have a tax basis in the common stock received in an amount equal to the fair market value of the common stock on the date of your receipt of the common stock.

Payments of make-whole premium in another form of consideration may also be taxable to you. You should consult your own tax advisor with respect to alternative United States federal income tax characterizations of the receipt of common stock as a make-whole premium upon a purchase of the notes by us at your option upon a change in control, as well as with respect to the treatment of make-whole premium paid with another form of consideration.

Constructive Distributions

      If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion rate of the notes is adjusted, such adjustment generally will be deemed to be the payment of a taxable dividend, for United States federal income tax purposes, to holders of the notes. For example, an adjustment of the conversion rate in the event of distributions of our debt instruments, or our assets, or an adjustment in the event of a cash dividend, generally will result in deemed dividend treatment to holders of the notes, but an adjustment in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not. As a result, you could have taxable income as a result of an event pursuant to which you receive no cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as a dividend to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the notes, however, will generally not be considered to result in a constructive dividend distribution.

Distributions

      Cash distributions, if any, made on our common stock generally will be included in your income as dividend income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Cash distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate holder that is subject to United States federal income tax may be eligible for a dividends received deduction. Dividends received by certain non-corporate holders including individuals will generally be subject to tax at the lower applicable long-term capital gain rate, provided certain holding period and other requirements are satisfied.

Backup Withholding and Information Reporting

      Payments we make to you related to the notes or the common stock will be reported to the IRS, unless you are an exempt recipient or otherwise establish an exemption. Backup withholding may apply to payments you receive if you fail to provide us with certain identifying information (including your correct taxpayer identification number) in the manner required and if you are not otherwise exempt from this requirement. Generally, individuals are not exempt recipients and corporations are exempt recipients. The amount of backup withholding withheld from payments to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund provided you timely furnish the required information to the IRS.

SELLING SECURITYHOLDERS

      The notes were originally issued by us and sold to Merrill Lynch, Pierce, Fenner & Smith Incorporated, LaSalle Debt Capital Markets, A Division of ABN AMRO Financial Services, Inc., and Harris Nesbitt Corp., to whom we refer to elsewhere in this prospectus as the “initial purchasers,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchasers resold the notes to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the notes are convertible, each to the extent known to us as of the date of this prospectus. None of the selling securityholders which is a broker-dealer acquired notes as compensation for underwriting activities.

      Any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

		Aggregate
	Aggregate	Principal	Percentage of			Percentage of
	Principal	Amount of	Outstanding Notes	Shares of		Common Stock
	Amount of	Notes	Owned After	Common Stock	Shares of Common	Owned After
	Notes	Registered	Offering if All	Owned Prior to	Stock Registered	Offering if All
Name	Owned	Hereby	Notes are Sold	Conversion	Hereby(1)	Shares are Sold

Adar Investment Fund Ltd.	$7,500,000	$7,500,000	*	-0-	555,556	*
Akela Capital Master Fund, Ltd.	$7,000,000	$7,000,000	*	-0-	518,519	*
Argent Classic Convertible Arbitrage Fund L.P.	$630,000	$630,000	*	-0-	46,667	*
Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.	$2,960,000	$2,960,000	*	-0-	219,259	*
Argent Classic Convertible Arbitrage Fund II, L.P.	$140,000	$140,000	*	-0-	10,370	*
Bancroft Convertible Fund, Inc.	$1,000,000	$1,000,000	*	-0-	74,074	*
Basso Holdings Ltd.	$2,900,000	$2,900,000	*	-0-	214,815	*
Basso Multi-Strategy Holding Fund Ltd.	$4,350,000	$4,350,000	*	-0-	322,222	*
CALAMOS® Growth & Income Portfolio — CALAMOS® Advisors Trust	$100,000	$100,000	*	-0-	7,407	*
CALAMOS® Growth & Income Fund — CALAMOS® Investment Trust	$4,900,000	$4,900,000	*	-0-	362,963	*
Citigroup Global Markets Ltd.	$15,000,000	$15,000,000	*	-0-	1,111,112	*
CNH CA Master Account, L.P.	$1,500,000	$1,500,000	*	-0-	111,111	*
Coastal Convertible Ltd	$1,000,000	$1,000,000	*	-0-	74,074	*

		Aggregate
	Aggregate	Principal	Percentage of			Percentage of
	Principal	Amount of	Outstanding Notes	Shares of		Common Stock
	Amount of	Notes	Owned After	Common Stock	Shares of Common	Owned After
	Notes	Registered	Offering if All	Owned Prior to	Stock Registered	Offering if All
Name	Owned	Hereby	Notes are Sold	Conversion	Hereby(1)	Shares are Sold

Coda Capital Management, LLC	$1,000,000	$1,000,000	*	-0-	74,074	*
Coda Capital ND Portfolio	$200,000	$200,000	*	-0-	14,815	*
Coda — KHPE Convertible Portfolio	$400,000	$400,000	*	-0-	29,630	*
Deephaven Domestic Convertible Trading Ltd.	$709,000	$709,000	*	-0-	52,519	*
Ellsworth Convertible Growth and Income Fund, Inc.	$1,000,000	$1,000,000	*	-0-	74,074	*
Gartmore Convertible Fund	$850,000	$850,000	*	-0-	62,963	*
James Mellor Trust	$100,000	$100,000	*	-0-	7,407	*
Laurel Ridge Capital, LP	$1,500,000	$1,500,000	*	-0-	111,111	*
LW Paxson Convertible Portfolio	$100,000	$100,000	*	-0-	7,407	*
Mohican VCA Master Fund, Ltd.	$600,000	$600,000	*	-0-	44,444	*
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	$2,625,000	$2,625,000	*	-0-	194,445	*
Putnam Convertible Income — Growth Trust	$7,930,000	$7,930,000	*	-0-	587,408	*
Putnam High Income Bond Fund	$660,000	$660,000	*	-0-	48,889	*
Putnam High Income Opportunities Trust	$410,000	$410,000	*	-0-	30,370	*
Richard Mueller	$100,000	$100,000	*	-0-	7,407	*
S.A.C. Capital Associates, LLC	$2,000,000	$2,000,000	*	8,400	148,148	*
Sagamore Hill Hub Fund, Ltd.	$15,000,000	$15,000,000	*	-0-	1,111,112	*
Salomon Brothers Asset Management, Inc.	$7,500,000	$7,500,000	*	-0-	555,556	*
Sphinx Convertible Arbitrage Fund SPC	$41,000	$41,000	*	-0-	3,037	*
Tenor Opportunity Master Fund, Ltd.	$1,375,000	$1,375,000	*	-0-	101,852	*
Van Eck WW Absolute Rtn. Fund	$100,000	$100,000	*	-0-	7,407	*
Vicis Capital Master Fund	$2,750,000	$2,750,000	*	-0-	203,704	*
Victus Capital, LP	$2,750,000	$2,750,000	*	-0-	203,704	*
Xavex Convertible Arbitrage 10 Fund	$270,000	$270,000	*	-0-	20,000	*

*	Less than 1%.

(1) Assumes conversion of all of the holder’s notes at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

      The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus.

PLAN OF DISTRIBUTION

      The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the common stock covered by this prospectus.

      We will not receive any of the proceeds from the offering of the notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts and commissions, if any.

      The notes and the common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. It is possible that selling securityholders may decide not to sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, the selling securityholders may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the

Securities Act, unless such selling securityholder purchased in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes and the underlying common stock. As a result, any profits on the sale of the notes and the underlying common stock by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes and the underlying common stock, had any agreements or understandings, directly or indirectly, with any person to distribute the notes and the underlying common stock.

      The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (a) the sale pursuant to the registration statement or public sale pursuant to Rule 144 under the Securities Act (or any successor thereto) of all of the notes and all of the shares of our common stock issuable upon conversion of the notes, (b) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise, (c) the second anniversary of the latest issuance of the notes and (d) the date on which all of the notes and shares of our common stock issuable upon conversion of the notes cease to be outstanding.

      At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

      Our common stock trades on the NYSE under the symbol “TWI.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through NASDAQ. Accordingly, no assurance can be given as to the development of any active or liquid trading market for the notes. See “RISK FACTORS — There is no public trading market for the notes.”

      Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contributions in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $239,972.

LEGAL MATTERS

      Bodman LLP, Detroit, Michigan will pass upon the validity of the notes and the shares of common stock issuable upon conversion of the notes. Bodman LLP will rely as to certain matters upon the opinions of Schmiedeskamp, Robertson, Neu & Mitchell, Quincy, Illinois, regarding certain matters under Illinois law.

EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

AND INCORPORATION BY REFERENCE

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov. You may also access the information we file electronically with the SEC through our website at www.titan-intl.com. Information contained on our website shall not be deemed to be incorporated herein by reference.

      We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until completion of resale of all of the notes by the selling securityholders under this prospectus. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

•	our Current Reports on Form 8-K filed on April 7, 2004, April 21, 2004, April 22, 2004, June 30, 2004, July 14, 2004, July 20, 2004, July 26, 2004, July 27, 2004, July 30, 2004, August 18, 2004, August 25, 2004 and August 26, 2004; and

•	our definitive Proxy Statement on Schedule 14A filed on March 31, 2004.

      The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus.

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:

Cheri T. Holley

Vice President and General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301
(217) 228-6011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fees), all of which will be paid by us, are as follows:

SEC Registration Fee	$14,972
Printing and Miscellaneous	50,000
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	115,000
Trustee Fees	10,000

Total	$239,972

Item 15.     Indemnification of Directors and Officers.

      We are incorporated under the laws of the State of Illinois. Section 8.75 of the Illinois Business Corporation Act of 1983, as amended (the “IBCA”) and Article Eleven of the registrant’s By-Laws provide for indemnification of our directors and officers and certain other persons, and Article Five of our Articles of Incorporation provides for a limitation of director liability. Under Section 8.75 of the IBCA, our directors and officers may be indemnified by us against all expenses incurred in connection with actions (including, under certain circumstances, derivative actions) brought against such director or officer by reason of his or her status as our representative, or by reason of the fact that such director or officer serves or served as a representative of another entity at our request, so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests.

      As permitted under Section 8.75 of the IBCA, our By-Laws provide that we shall indemnify directors and officers against all expenses incurred in connection with actions (including derivative actions) brought against such director or officer by reason of the fact that he or she is or was our director or officer, or by reason of the fact that such director or officer serves or served as an employee or agent of any entity at our request, unless the act or failure to act on the part of the director or officer giving rise to the claim for indemnification is determined by a court in a final, binding adjudication to have constituted willful misconduct or recklessness.

      Our Articles of Incorporation limit the liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that the Articles do not eliminate or limit director liability for any breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, under Section 8.65 of the IBCA (relating to unlawful distributions), or for any transaction from which the director derived an improper personal benefit.

      Insurance is maintained on a regular basis against liabilities arising on the part of our directors and officers out of their performance in such capacities or arising on our part out of the foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

Item 16.     Exhibits.

Exhibit
Number	Description of Exhibit

4.1	Indenture, dated as of July 26, 2004, between the registrant and U.S. Bank National Association, as Trustee, 5 1/4% Senior Convertible Notes due 2009(1)
4.2	Form of 5 1/4% Senior Convertible Notes due 2009
4.3	Registration Rights Agreement, dated as of July 26, 2004, between the registrant and Merrill Lynch, Pierce, Fenner & Smith Incorporated, LaSalle Debt Capital Markets, A Division of ABN AMRO Financial Services, Inc., and Harris Nesbitt Corp.
4.4	Form of Common Stock Certificate
5.1	Opinion of Bodman LLP
5.2	Opinion of Schmiedeskamp, Robertson, Neu & Mitchell
8.1	Opinion of Bodman LLP re certain United States federal income tax considerations
12	Statements re computation of ratios
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Bodman LLP (included in Exhibits 5.1 and 8.1)
23.3	Consent of Schmiedeskamp, Robertson, Neu & Mitchell (included in Exhibit 5.2)
24.1	Power of Attorney
25.1	Form T-1 Statement of Eligibility of Trustee

(1) Filed as Exhibit 10.2 to the Registrant’s Form 10-Q for the Quarterly Period ending June 30, 2004 and incorporated by reference. All other exhibits are previously filed.

Item 17.     Undertakings.

      We undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling us, pursuant to the provisions described under Item 15 above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Quincy, Illinois, on September 28, 2004.

TITAN INTERNATIONAL, INC.

By:	/s/ MAURICE M. TAYLOR

Maurice M. Taylor, Jr.
President and Chief Executive Officer
(the principal executive officer)

By:	/s/ KENT W. HACKAMACK

Kent W. Hackamack
Vice President of Finance and Treasurer
(the principal financial officer and
principal accounting officer)

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on September 28, 2004 by the following persons in the capacities indicated.

/s/ MAURICE M. TAYLOR Maurice M. Taylor, Jr.	President and Chief Executive Officer and Director

* Erwin H. Billig	Director

* Edward J. Campbell	Director

* Richard M. Cashin, Jr.	Director

* Albert J. Febbo	Director

* Mitchell I. Quain		Director

* Anthony L. Soave		Director

*By:	/s/ CHERI T. HOLLEY Cheri T. Holley Attorney-in-Fact Pursuant to Power of Attorney previously filed with the Securities and Exchange Commission